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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 28)*

WORTHINGTON INDUSTRIES, INC.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
981811 10 2
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	981811 10 2	Schedule 13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS John H. McConnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		14,058,845

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,058,845

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,058,845

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	17.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	981811 10 2	Schedule 13G	Page	3	of	5

Item 1.
	(a).	Name of Issuer:
Worthington Industries, Inc.

	(b).	Address of Issuer’s Principal Executive Offices:
200 Old Wilson Bridge Road, Columbus, Ohio 43085

Item 2.
	(a).	Name of Person Filing:
John H. McConnell

	(b).	Address of Principal Business Office or, if None, Residence:
200 Old Wilson Bridge Road, Columbus, Ohio 43085

	(c).	Citizenship:
United States

	(d).	Title of Class of Securities:
Common Shares, no par value

	(e).	CUSIP Number:
981811 102

Item 3.	If this statement is filed pursuant to “240.13d-1(b) or 240.13d-2(b) or (3), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).;
	(e)	☐	An investment adviser in accordance with “240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with “240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with “240.13d-1(b)(1)(ii)(J).

CUSIP No.	981811 10 2	Schedule 13G	Page	4	of	5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:
14,058,845

	(b)	Percent of class:
17.5%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
14,058,845

(ii) Shared power to vote or to direct the vote:
-0-

(iii) Sole power to dispose or to direct the disposition of:

14,058,845

(iv) Shared power to dispose or to direct the disposition of:
-0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

JDEL, Inc. (“JDEL”), a Delaware corporation, holds of record 12,415,982 of the common shares (15.4% of the common shares outstanding as of December 31, 2007) reported in this Amendment No. 28 to Schedule 13G, and has the right to receive the dividends from and the proceeds from the sale of such 12,415,982 common shares. The directors of JDEL have given John H. McConnell sole voting and investment power with respect to these 12,415,982 common shares. JDEL is a wholly-owned subsidiary of JMAC, Inc. (“JMAC”), a private investment company substantially owned, directly or indirectly, by John H. McConnell, John P. McConnell and a family partnership whose partners are John H. McConnell, John P. McConnell and members of their respective families.

CUSIP No.	981811 10 2	Schedule 13G	Page	5	of	5

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

(b) The following certification shall be included in the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 25, 2008

/s/John H. McConnell
Signature

/s/John H. McConnell
Name/Title